UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission file number 000-21656

A.           Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc.
Profit Sharing Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
63 Highways 515, PO Box 398
Blairsville, GA  30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(with Report of Independent Registered Public Accounting Firm)

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Cash	$105,875	$351,281
Investments at fair value:
Common stock of United Community Banks, Inc.	20,321,166	22,363,557
Shares of registered investment company mutual funds	43,369,021	50,581,791
Total investments	63,690,187	72,945,348

Receivables:
Accrued dividends	18,839	270,357
Due from brokers	1,115	104,390
Total receivables	19,954	374,747
Total assets	63,816,016	73,671,376

Liabilities:
Amounts due to brokers	80,290	300,752
Benefits payable	42,433	-
Total liabilities	122,723	300,752
Net assets available for plan benefits	$63,693,293	$73,370,624

See accompanying notes to financial statements

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2008

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,313,556
Total investment income	1,313,556

Contributions:
Employer match	3,419,058
Employee deferrals	5,690,165
Employee rollovers and other	66,249
Total contributions	9,175,472
Total additions	10,489,028

Deductions from net assets attributable to:
Net depreciation in fair value of investments	16,481,576
Distributions paid to participants	3,395,469
Administrative expenses	289,314
Total deductions	20,166,359

Decrease in net assets available for plan benefits	(9,677,331)
Net assets available for plan benefits:
Beginning of year	73,370,624
End of year	$63,693,293

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 75% of their annual base salary and commissions. The Company’s matching contribution is up to 5% of a participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service		Percentage
Less Than	1	0%
	2	33%
	3	66%
More Than	3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited non vested accounts approximated $10,000 and $19,000, respectively. These amounts will be used to reduce future administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Investment Valuation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued

The Plan’s investments are stated at fair value. The common stock trades on the Nasdaq Global Select Market, and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. In accordance with SFAS 157, all of the Plan’s investments are classified as Level 1 since their valuation is based upon quoted market prices in active markets for identical assets. The Plan held investments at December 31, 2008 and 2007 in the Plan sponsor common stock amounting to $20,321,166 and $22,363,557, respectively. This investment represented 32% and 31% of total investments at December 31, 2008 and 2007, respectively. A significant decline in the market value of the Plan sponsor’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)	Investments

The following table represents investments at December 31, 2008 and 2007.

	2008	2007

Cash	$105,875	$351,281

United Community Banks, Inc. common stock (1,496,404
shares at December 31, 2008)	$20,321,166	$22,363,557

Mutual funds:
American Beacon Select Fund	$-	$2,773,699
Federated Govt Oblig Fund	6,808,745	-
NestEgg Dow Jones U.S. 2040 Fund	4,445,544	6,791,180
NestEgg Dow Jones U.S. 2030 Fund	4,825,566	6,672,700
NestEgg Dow Jones U.S. 2020 Fund	9,350,054	11,890,582
NestEgg Dow Jones U.S. 2010 Fund	4,902,551	2,513,924
NestEgg Dow Jones U.S. 2015 Fund	-	3,481,634
American Independence International Equity Fund	1,574,591	2,460,171
Goldman Sachs Mid Cap Value	1,295,541	1,777,155
Morgan Stanley Mid Cap Growth Fund	1,257,791	2,150,080
Northern Small Cap Value Fund	910,965	957,700
T Rowe Price Growth Stk Fund	1,211,091	1,738,756
Vanguard Explorer Fund	820,764	1,245,134
Vanguard Windsor II Fund	1,712,055	2,222,281
Vanguard 500 Index Fund	995,017	1,570,577
PIMCO Total Return Bond Fund	3,258,746	2,336,218
Total mutual funds	$43,369,021	$50,581,791

During 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $16,481,576 as detailed below:

Year Ended
December 31, 2008

Net change in investments at fair value as determined by quoted market price:
Mutual funds	$(14,041,824)
United Community Banks, Inc. common stock	(2,439,752)
Net change in fair value	$(16,481,576)

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)       Investments, continued
Single investments representing more than 5% of the Plan’s net assets as of December 31, 2008 and/or 2007, are separately identified.

	December 31
	2008	2007

United Community Banks, Inc. common stock	$20,321,166	$22,363,557
NestEgg Dow Jones U.S. 2040 Fund	4,445,544	6,791,180
NestEgg Dow Jones U.S. 2030 Fund	4,825,566	6,672,700
NestEgg Dow Jones U.S. 2020 Fund	9,350,054	11,890,582
NestEgg Dow Jones U.S. 2010 Fund	4,902,551	2,513,924
Federated Govt Oblig Fund	6,808,745	n/a
PIMCO Total Return Bond Fund	3,258,746	2,336,218

(4)	Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan was amended effective December 21, 2006; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the Plan sponsor, declares cash dividends on its common stock on a quarterly basis throughout the year. In 2008, the Plan received cash dividends of approximately $387,000 on its investment in the Company’s stock. Additionally, the Company provides a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2008 or 2007 plan year, and therefore there was no contribution receivable as of December 31, 2008 or 2007.

The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for United Community Banks, Inc. common stock as reported by Nasdaq on the date of transaction. During 2008 and 2007, the Plan purchased 134,792 and 71,577 shares, respectively, directly from the Company.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $289,314 for 2008 and is presented on the statement of changes in net assets available for plan benefits as administrative expenses. The fees for 2008 for trustee and custodial services amounted to $239,364 and for record keeping amounted to $49,950.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2008
Employer Identification Number: 58-0554454
Plan Number: 001

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

*	United Community Banks, Inc.	Common stock – 1,496,404 shares	N/A	$20,321,166
	Federated Government Obligation Fund	Federated Govt Oblig Fund	N/A	6,808,745
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2040 Fund – 658,599 shares	N/A	4,445,544
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2030 Fund – 689,367 shares	N/A	4,825,566
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2020 Fund – 1,154,328 shares	N/A	9,350,054
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2010 Fund – 555,845 shares	N/A	4,902,551
*	INTRUST Bank, N.A.	America Independence International Equity Fund – 176,920 shares	N/A	1,574,591
	Vanguard Funds	Vanguard Explorer Fund – 19,482 shares	N/A	820,764
	Vanguard Funds	Vanguard Windsor II Fund – 89,589 shares	N/A	1,712,055
	Vanguard Funds	Vanguard 500 Index Fund – 14,496 shares	N/A	995,017
	PIMCO Funds	PIMCO Total Return Bond Fund – 321,375 shares	N/A	3,258,746
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund – 58,358 shares	N/A	1,295,541
	T Rowe Price	T Rowe Price Growth Stock Fund – 62,947 shares	N/A	1,211,091
	Morgan Stanley	Morgan Stanley Mid Cap Growth Fund – 71,506 shares	N/A	1,257,791
	Northern Trust Investments	Northern Small Cap Value Fund – 86,594 shares	N/A	910,965

*	Party-in-interest

N/A	- Due to Plan being fully participant directed, such values are not required.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan

By: /s/ John Goff

Title: Senior Vice President and Trust Officer INTRUST BANK, N.A.

Date: June 25, 2009

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm